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August 20, 2025		NR 07 – 2025

Avrupa Adds to its Portfolio of VMS Exploration Projects in Finland

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that its joint venture company in Finland, Akkerman Finland Oy (“AFOy”), has acquired a second exploration permit located adjacent to the Pyhäsalmi Mine, this one being on the south side of the mine license, and within sight of the mine’s headframe.  AFOy is a partnership between Avrupa and Akkerman Exploration bv (“AEbv”) of The Netherlands.  AFOy now holds an exploration portfolio consisting of six copper-zinc exploration permits in the Pyhäsalmi Mining District and one gold exploration permit in the Oijärvi Greenstone Belt.

Vihanti-Pyhäsalmi belt

AFOy Mineral rights
Raahe Port
Vihanti Mine
Kokkola Port
Zn smelter
Pyhäsalmi Mine
and flotation plant
Harjavalta
Cu smelter
0 50 100 200 km
Vihanti
28mt
Rauha
Pyhäsalmi
75Mt
Kangasjärvi
Lehto
Lippikylä
Hallaperä
Kolima
0 12.5 25 50 km

Figure 1.  AFOy properties in the Vihanti-Pyhäsalmi Mining District, Central Finland.  Total geological resource at Pyhäsalmi Mine reported in 2015 as 75.7mt @ 0.9% Cu, 1.9% Zn, 0.4 g/t Au, and 14.1 g/t Ag.  Total production at Vihanti Mine (1954-1992) reported as 28mt @ 5.12% Zn, 0.48% Cu, 0.36% Pb, 25 ppm Ag, and 0.49 ppm Au.

The new Lippikylä exploration permit covers 2.4 square kilometers, and is located just south of the Pyhäsalmi Mine.  AFOy acquired the permit from Inmet Finland Oy (“IFO”), a 100%-owned subsidiary of First Quantum Minerals (“FQM”) and parent company of Pyhäsalmi Mine Oy (“PMO”).  The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body. The initial cost to AFOy was nominal.

This purchase forms part of a continuing collaboration between AFOy and the Pyhäsalmi Mine covering ongoing exploration around the 75mt Pyhäsalmi zinc-copper massive sulfide deposit, mined from 1962 to 2022, producing more than 60mt of zinc and copper ore (as of 2017).  AFOy is directing exploration towards potential extension(s) of the historic Pyhäsalmi mineralization and possible satellite deposits.

Figure 2.  Outline of AFOy exploration permits adjacent to the Pyhäsalmi Mine.

IFO acquired the license in Q4 2024, ostensibly to follow-up untested gravity anomalies discovered during an extensive internal review of all historic exploration data by company geologists.  IFO tested one of the gravity anomalies during Q1 2025 with a single 500-meter drill hole.  The drill hole cut two mineralized horizons of intensely altered felsic volcanics with anomalous zinc and copper content in an area which had been previously believed to contain sterile mafic volcanics that overlie the Pyhäsalmi deposit.  The source of the gravity anomaly remains unclear, and the results point to increased possibility for a blind satellite deposit(s) in the Lippikylä area.

Managing Director of AFOy, Jan Akkerman, is currently onsite at the Pyhäsalmi Mine reviewing core and data related to historic work in the new Lippikylä permit area and in the recently-acquired Lehto permit area (see AVU news release January 27, 2025:  Avrupa acquires Lehto exploration permit, Finland).  After consolidation and review of the historic data, AFOy will plan for follow-up drilling on both permits.  Details of program will be based on consideration of the data, drill core observations, discussions with PMO, and overall internal AFOy interpretations.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We have assembled an attractive land position in the Vihanti-Pyhäsalmi District, particularly close-in to the Pyhäsalmi Mine.  We have massive sulfide mineralization and/or drill targets on all of these permits.  During the coming months, we expect to prioritize certain of these projects for first-pass drilling, and others for further geological/geophysical enhancement to upgrade potential drill targets.  At this point in the Avrupa project generation business cycle, we are stepping up our efforts to attract a potential JV partner to join us in moving the projects forward.  We have high quality copper and zinc targets in a long-lived mining district, and expect to be able to significantly upgrade these targets with new partner involvement at this stage.”

On a further note, Avrupa recently initiated an internally-generated company-awareness campaign on the social media platforms at LinkedIn and Twitter/X.  The Company will periodically post already-publicly-disclosed information about projects, our business model, progress with applications, JV partners, and other noteworthy AVU topics.  We monitor both platforms and will attempt to answer pertinent questions about the Company.  For direct communications with management, we encourage shareholders, investors, and those interested in learning more about AVU to contact us at info@avrupaminerals.com.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing six copper-zinc prospects and one gold prospect in central Finland through its partnership with Akkerman Exploration bv in the Finnish exploration company, Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed and approved the scientific and technical disclosure in this release.

Information concerning the historic mine production at the Vihanti and Pyhäsalmi Mines was collected from publicly-available sources, including “Mineral Deposits of Finland”, 2015, pp, 507-530 and a presentation made by Pyhäsalmi Mine Oy in 2018, “Pyhäsalmi Area Presentation – Pyhäsalmi-Vihanti VMS Camp”.  QP has not been able to verify the information, but believes that the information provided by the owners of Pyhäsalmi Mine Oy, First Quantum Minerals, is accurate and properly reports historic mine information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.